DC
No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06047180

September 13, 2006

Robert A. Rosenbaum
Dorsey & Whitney LLP
Suite 1500
50 South Sixth Street
Minneapolis, MN 55402-1498

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 9/13/2006

Re: Donaldson Company, Inc.
Incoming letter dated July 11, 2006

Dear Mr. Rosenbaum:

This is in response to your letter dated July 11, 2006 concerning the shareholder proposal submitted to Donaldson by Gerhard M. Schlegel. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Gerhard M. Schlegel
21581 Creekside Circle
Lakeville, MN 55044

29644

DORSEY
DORSEY & WHITNEY LLP

ROBERT A. ROSENBAUM
(612) 340-5681
FAX (612) 340-7800
rosenbaum.robert@dorsey.com

July 11, 2006

VIA FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal of Gerhard Schlegel

Ladies and Gentlemen:

Donaldson Company, Inc., a Delaware corporation (the "Company"), has received a stockholder proposal, dated May 25, 2006 (the "Proposal"), from Mr. Gerhard Schlegel (the "Proponent") for inclusion in the Company's proxy statement for its 2006 annual meeting of stockholders (the "2006 Annual Meeting"). The Company believes it properly may omit the Proposal from its proxy materials for the 2006 Annual Meeting for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials in reliance upon Rule 14a-8(i)(4) and/or Rule 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed on the Company's behalf are six copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its proxy materials. Also enclosed is an additional copy of this letter, which we request to have file-stamped and returned in the enclosed postage-paid envelope. As required by Rule 14a-8(j), copies of this letter are also being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's definitive proxy materials.

I. The Proposal

The Proposal requests that the Company's Board of Directors (the "Board") "direct and audit management to assure appropriate ethical standards related to employee relations are adhered to."

II. Grounds for Exclusion

The Company believes that the Proposal properly may be omitted from the Company's proxy materials for the 2006 Annual Meeting because (i) the Proposal relates to the redress of a personal grievance of the Proponent against the Company (Rule 14a-8(i)(4)) and (ii) the Proposal relates to the conduct of the ordinary business operations of the Company (Rule 14a-8(i)(7)).

A. The Proposal relates to a personal grievance of the Proponent

The Commission has stated that the reason for the stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders." SEC Release No. 34-3638 (January 3, 1945). Under Rule 14a-8(i)(4) under the Exchange Act, a stockholder proposal may be omitted from a company's proxy statement if the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other stockholders at large.

The Staff has indicated that the stockholder proposal process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be read to be related to a matter of general interest. *See* SEC Release No. 34-19135 (October 14, 1982) (stating that "a proposal, despite its being drafted in such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded under [Rule 14a-8(i)(4)] if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest"). *See also* Merck & Co., Inc. (January 22, 2003); The Southern Company (January 21, 2003); Phillips Petroleum Company (March 12, 2001); Exxon Mobil Corporation (March 5, 2001); US West, Inc. (December 2, 1998); CBS Corporation (March 4, 1998); Station Casinos, Inc. (October 15, 1997); and Pyramid Technology Corporation (November 4, 1994). In numerous circumstances, the Staff has concurred that a proposal may be omitted because the proposal did not relate to matters of interest to the stockholders generally, but related to compensation or other matters related to the proponent. *See* Johnson & Johnson (January 7, 2000) (exclusion of proposal that company compensate inventors of products sold by company where proponent was inventor); Caterpillar Inc. (December 13, 1999) (exclusion of proposal to pay overtime to management employees working extra shifts where proponent was management employee); and Northern States Power Co. (February 16, 1995) (exclusion of proposal that company implement revised incentive compensation plan where proponent would receive financial gain related to the proposal).

Likewise, the Staff has consistently permitted the exclusion of proposals submitted by retirees addressing changes in pension benefits under Rule 14a-8(i)(4) because such proposals are designed to result in benefits to the proponents or to further their personal interests, which benefits or interests are not shared with other stockholders at large. *See, e.g.*, Union Pacific

Corp. (January 31, 2000) (exclusion of proposal to repeal a pension plan provision that was deemed detrimental to the proponent); International Business Machines Corporation (January 20, 1998) (exclusion of proposal to increase minimum pension benefits to retirees where the proponent was a retiree of the company).

For the reasons set forth below, the Company believes that the Proposal is nothing more than a tactic designed to redress the Proponent's personal grievance against the Company, and is not related to a matter of interest to the Company's stockholders generally and is therefore excludable from the Company's proxy materials for the 2006 Annual Meeting.

The Proponent is currently employed as the Company's Manager, Engineering Systems and Services. His performance is evaluated under the performance evaluation process referenced in the Proposal. As such, the Proponent has a personal interest in the Proposal. On October 25, 2005, the Proponent received a performance rating on his annual performance evaluation, and the Company communicated with the Proponent with regard to his performance.

Between October 26, 2005 and January 6, 2006, the Proponent requested and obtained several meetings with Company personnel, including the Company's Vice President of Human Resources, Director of Employee Relations and Staffing and a Human Resources Manager. During those meetings, the Proponent expressed his disappointment with his performance rating, conveyed his disagreement with the Company's evaluation process, and alleged that the process was discriminatory. The Proponent also sent an e-mail to the Company's President and Chief Executive Officer criticizing the Company's performance evaluation process and alleging that it may be discriminatory. In response to the Proponent's concerns, the Company carefully reviewed the Proponent's performance rating and the Company's performance evaluation process and concluded that there was no evidence of discrimination or discriminatory practices in either the Proponent's rating or the Company's performance evaluation process.

As the Company's conversations with the Proponent progressed, the Proponent indicated that he was interested in retiring and wanted to receive special retirement benefits. The Company considered the Proponent's request, but declined to provide him with any special retirement benefits. The Company explained to the Proponent that he could continue working in his current job or, if he wished, he could retire and receive the standard benefits available to retiring employees.

Shortly after the Company informed the Proponent that it would not provide him with any special retirement benefits, the Proponent filed with the Equal Employment Opportunity Commission (the "EEOC") a Charge of Discrimination (the "Charge") against the Company. The Charge was also cross-filed with the Minnesota Department of Human Rights (the "MDHR"). In the Charge, the Proponent alleged that his October 2005 performance rating and the Company's performance evaluation process were discriminatory. Pursuant to the work-sharing agreement between the EEOC and the MDHR, the EEOC processed the Charge. Following an investigation, the EEOC concluded that there was no merit to the Proponent's allegations and, consequently, the Charge was dismissed by the EEOC on March 29, 2006 and by the MDHR on May 1, 2006. The EEOC notified the Proponent regarding the deadlines to file a civil action against the Company in federal or state court. Such deadlines have since expired without the Proponent having commenced a civil action.

On May 1, 2006, the Proponent again raised with the Company his personal grievance regarding his performance rating and the Company's performance evaluation process by submitting a stockholder proposal relating to the Company's performance evaluation process. On May 16, 2006, the Company sent a letter to the Proponent notifying him that his proposal exceeded 500 words in violation of Rule 14a-8(d) and that the Company believed that the Proposal could be excluded from its proxy materials for its 2006 Annual Meeting for the reasons stated in this letter. On May 26, 2006, the Company received a revised stockholder proposal, in the form of the Proposal, from the Proponent.

The Proposal requests that the Board "direct and audit management to assure appropriate ethical standards related to employee relations are adhered to." The supporting statement to the Proposal then purports to describe how the employee performance rating process at the Company is unethical. Based upon the history recited above, there can be no conclusion reached other than that the Proposal is yet another attempt by the Proponent to redress his personal grievance against the Company. It is nothing more than an attempt by the Proponent to abuse the stockholder communications process to advance his personal interest – an interest which is not shared by the Company's other stockholders at large.

The Company firmly believes that the Proposal has been submitted in furtherance of a personal grievance, is directed to matters relevant to the Company's employees in their capacity as employees as opposed to all of the Company's stockholders, and is an abuse of the stockholder proposal process. Therefore, the Company has concluded that it may omit the Proposal from its proxy materials for the 2006 Annual Meeting in accordance with Rule 14a-8(i)(4). The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from its proxy materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(4).

B. The Proposal relates to the conduct of the ordinary business operations of the Company.

Under Rule 14a-8(i)(7) under the Exchange Act, a stockholder proposal may be omitted from a company's proxy statement if such proposal "deals with matters relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment.

In Release 34-40018, the Commission cited the following activities as examples of ordinary business operations: "the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." Also, in 1993, the Staff explained that, "[a]s a general rule, the staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits, general compensation issues not focused on senior executives, management of the workplace, employee supervision, labor-management relations, employee hiring and firing, conditions of the employment and employee training and motivation." *See* United Technologies (February 19, 1993).

The Staff has consistently permitted a company to exclude proposals under Rule 14a-8(i)(7) that relate to general employee matters, unless a proposal relates to executive compensation matters or significant social policy issues. *See, e.g.*, Lockheed Martin Corporation (January 20, 2004) (exclusion of proposal to abolish the practice of forced distribution of annual employee performance evaluations, as proposal dealt with management of the workforce); Lucent Technologies Inc. (November 26, 2003) (exclusion of proposal to stop increases in management compensation until retirement benefits are restored, as proposal dealt with general corporate matters); Wal-Mart Stores, Inc. (April 2, 2002) (exclusion of proposal to increase pay and benefits to employees, as proposal dealt with employee benefits, general compensation matters and employee relations); The Boeing Company (Feb. 6, 2002) (exclusion of proposal to replace performance bonus plans with Share Value Trust, as proposal dealt with general compensation matters); W.R. Grace & Co. (February 29, 1996) (exclusion of proposal to establish "high performance work place," as proposal dealt with employee related matters); and CBS Inc. (March 23, 1993) (exclusion of proposal to eliminate particular job performance criteria for managers, as proposal dealt with training, qualifications and evaluations of employees for management positions).

The Proposal advocates a change to a method by which the Company evaluates the performance of a significant number of its employees. The evaluation process alluded to in the Proposal is used to evaluate the performance of employees throughout the Company, excluding the Company's officers. As such, the Proposal deals with activities the Staff has concluded are the essence of ordinary business operations, including employee supervision, labor-management relations and conditions of employment, as well as other issues that relate to the evaluation process such as employee hiring and firing, general compensation issues and employee training and motivation. The Proposal does not relate to executive compensation matters. Furthermore, the Proposal does not address a significant social policy issue. Exclusion of the Proposal is further supported by the policy underlying Rule 14a-8(i)(7) as the determination of the best procedures and methods to evaluate employees is an issue that is complex in nature and impracticable for stockholders to resolve at an annual meeting.

The Proposal deals with issues and considerations that involve the Company's ordinary business operations. Consequently, the matters addressed by the Proposal are not matters that should be subject to direct stockholder control. Therefore, the Company has concluded that it may omit the Proposal from its proxy materials for the 2006 Annual Meeting in accordance with Rule 14a-8(i)(7). The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from its proxy materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(7).

* * * * * *

Based on the foregoing, the Company believes that it may omit the Proposal from its proxy materials for its 2006 Annual Meeting, and the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from such proxy materials. If the Staff has any questions or comments regarding this filing, please contact the undersigned, at (612) 340-5681, Amy L. Schneider of this firm, at (612) 340-2971, or Norman C. Linnell, Vice President, General Counsel and Secretary of the Company, at (952) 887-3631.

Thank you for your consideration.

Sincerely,

Robert A. Rosenbaum

Enclosures
cc: Gerhard Schlegel
Norman C. Linnell, Esq.
Amy L. Schneider, Esq.

RECEIVED
2006 JUL 12 PM 2:36
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

25 May 2006

To:
Norman C. Linnell
Company Secretary
Mail Stop 101
Donaldson Company, Inc.
P.O. Box 1299
Minneapolis, MN 55440-1299

From:
Gerhard Schlegel
21581 Creekside Circle
Lakeville, MN 55044
gmschlegel@integra.net

As of April 30, 2006, owner of approximately 9,118 shares divided as follows:
- ESC - Approximately 8,289 shares
- Paysop - Approximately 423 shares
- ESPP - Approximately 406 shares

The required minimum number of shares will be held until the stockholders meeting in 2006.

Regarding:
Stockholder Proposal to be placed in the 2006 Proxy

This is an updated proposal (from the May 1, 2006 proposal) to comply with the 500 word limit defined in the May 16, 2006 Norm Linnell's letter to me.

Ethical standards related to employee relations

The stockholders request that the board of directors direct and audit management to assure appropriate ethical standards related to employee relations are adhered to.

Present controls are inadequate since currently the Donaldson Company headquarters employee performance review process allows, and sometimes mandates (due to required percentage spreads), employee performance ratings that are different than the actual performance of an individual. That is not ethical and is a case where ethical standards related to employee relations are not adhered to.

Ethics in corporate business practices is of great concern to stock holders. Once compromised, ethics problems can grow to affect an entire corporation's long term survival.

When a supervisor is forced to communicate an employee performance rating that was changed by management due to a distribution requirement that is an ethics problem.
Stockholders want to see stock holder value increase in an ethical manner.

This distorted performance rating process does not meet the level of ethics that we expect our company to display. It is counter productive in motivating employees for best performance. It is a bad business practice that can ultimately be detrimental to the company and its financial performance.

A "YES" vote for this proposal will affirm our stockholder's commitment to high standards of corporate ethics.

Gerhard M. Schlegel

Gerhard M. Schlegel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 13, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Donaldson Company, Inc.
Incoming letter dated July 11, 2006

The proposal requests the board "direct and audit management to assure appropriate ethical standards related to employee relations are adhered to."

There appears to be some basis for your view that Donaldson may exclude the proposal under rule 14a-8(i)(7), as relating to Donaldson's ordinary business operations (i.e., management of the workforce). Accordingly, we will not recommend enforcement action to the Commission if Donaldson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Donaldson relies.

Sincerely,

Ted Yu
Special Counsel